Ernest LaPorte
Senior Vice President and
Chief Accounting Officer
Ascena Retail Group, Inc.
933 MacArthur Blvd
Mahwah, NJ 07430
(551) 777-6809

February 18, 2016
VIA ELECTRONIC TRANSMISSION
Attn: Mr. Craig Arakawa, Accounting Branch Chief
Office of Beverages, Apparel, and Mining
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Ascena Retail Group, Inc.
Form 10-K For the Fiscal Year Ended July 25, 2015
Filed September 16, 2015
Form 8-K Filed December 1, 2015
File Number: 000-11736

Dear Mr. Arakawa:

We are writing in response to the comment contained in the Staff’s letter to Mr. David Jaffe, Chief Executive Officer of Ascena Retail Group, Inc. (the “Company”), dated February 11, 2016 (the “Comment Letter”) regarding the above referenced filings. The Staff’s comment and related response from the Company are set forth below.
In responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 8-K filed on December 1, 2015
Exhibit 99
Notes to Unaudited Condensed Consolidated Financial Information
Note 3. Supplemental Information, page 11

1. We note you present full GAAP to Non-GAAP Adjusted Statements of Earnings for the three months ended October 24, 2015 and October 25, 2014. Please note that the presentation of a full non-GAAP income statement may place undue prominence to the non-GAAP information and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will not present non-GAAP consolidated income statements in future filings. Please refer to Question 102.10 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation that is

Mr. Craig Arakawa
United States Securities and Exchange Commission
February 19, 2016

available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm As an alternative, you may present a non-GAAP performance measure reconciled to the most comparable measure calculated in accordance with GAAP.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it considered Question 102.10 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation in preparing its disclosure and believes its current presentation is in compliance with current SEC guidance. The Company notes that the response to the question states that it is “generally” not appropriate to provide such information however it does not entirely prohibit such information.

The Company advises the Staff that the format of its reconciliation was not intended to attach undue prominence to the non-GAAP information but was intended to present the required reconciliation between non-GAAP measures and their most directly comparable GAAP financial measures.  Given the significance of the Company’s recent acquisition of ANN INC. (“ANN”) in August 2015, the Company believes this presentation format provides investors with a more transparent, easy-to-follow, means of assessing the financial performance of the combined company.

The Company has taken a number of steps so as not to attach undue prominence to the non-GAAP information. First, the GAAP reported statement of operations is presented before the GAAP to non-GAAP reconciliation, as is the Company’s narrative discussion of its GAAP financial results. This narrative discussion states the GAAP number first, followed by the non-GAAP number thus making the non-GAAP information clearly secondary to the GAAP information.  Additionally, the tables showing the GAAP to non-GAAP reconciliation are in a footnote to the GAAP financial statements that is titled “Supplemental Information”, again making it clear that such information is secondary to the GAAP information.  Finally, the introductory paragraphs to the table in Note 3 caution the reader on the limitations of the non-GAAP data and explicitly state the following language in its explanation of the use of non-GAAP financial measures to avoid attaching undue prominence to the non-GAAP information:“The non-GAAP financial information should be considered in addition to, not as a substitute for or as being superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with GAAP.”

Given the size of the ANN acquisition and the impact of the purchase accounting adjustments, we believe that the disclosures included in the Company’s reconciliation aid users of the Company’s financial statements in better understanding the effect of the acquisition and integration on the Company’s financial results.  The Company believes that it is beneficial to have all the components of non-GAAP results in one summary schedule which allows users to easily identify the impact of non-GAAP items on its results of operations and to compare such results to the Company’s publicly issued guidance.  Further, the same non-GAAP information is also provided to the Company’s executive management and is used in assessing the Company’s consolidated year-over-year performance.  Finally, the Company believes that presenting separate reconciliations, or excluding line items from the current format, may make the analysis more cumbersome for investors.  For example, if we no longer prepared the reconciliation in this format, users would likely attempt to compile it themselves, which would lead to additional confusion and diversity in practice and reduced transparency.

As a result, we believe that providing this comprehensive reconciliation is responsive to the needs of the Company’s financial statement users, fulfills the requirements in Regulation G and Item 10(e)(1)(i) of Regulation S-K and is not prohibited by Question 102.10. However, to further clarify which column in the tables includes the GAAP figures, beginning with our second quarter earnings release on March 1, 2016, we will revise the heading on the columns to the left and right of the page to specifically state which columns are the "GAAP results" and "non-GAAP results". Additionally, the Company advises the Staff that once the results of ANN have been included for a full year, and the year-over-year financial statement periods are comparable, the current format of a full non-GAAP income statement will no longer be necessary.

Mr. Craig Arakawa
United States Securities and Exchange Commission
February 19, 2016

If the Staff wishes to discuss our responses to the Comment Letter, please contact me at (551) 777-6809.

By: /s/ Ernest LaPorte

Ernest LaPorte
Senior Vice President and Chief Accounting Officer

cc:	David Jaffe, President and Chief Executive Officer
Robb Giammatteo, Executive Vice President and Chief Financial Officer
Duane Holloway, Senior Vice President and General Counsel
Kevin Trolaro, Vice President, Finance